UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.)*

Parkview Capital Credit, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

TBD
(CUSIP Number)

March 31, 2015
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Gray Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 2,500,000
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 2,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1.	NAME OF REPORTING PERSONS GrayCo Investment Management II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 2,500,000
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 2,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1.	NAME OF REPORTING PERSONS Laurence O. Gray
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 2,500,000
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 2,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1(a).	Name of Issuer: The name of the issuer is Parkview Capital Credit, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 10106 Meadow Lake Lane Houston, TX 77042

Item 2(a).

Name of Persons Filing:

This statement is filed by:

(i) Gray Financial Group, Inc., a Georgia Corporation, which advises (through GrayCo Global Advisors, a division thereof (collectively, “Gray Financial”)) the account of GrayCo Alternative Partners II, LP, a Delaware limited partnership (the “Gray Fund”) and holder of record of the Common Stock (defined below in Item 2(d)).*

(ii) GrayCo Investment Management II, LLC, a Delaware limited liability company (the “Gray Fund GP”), which serves as the general partner of the Gray Fund.*

(iii) Laurence O. Gray, a citizen of the United States of America, who is the controlling principal of Gray Financial and the Gray Fund GP.*

*Explanatory Note: Each reporting person may be deemed to be a member of a Section 13(d) group that owns more than 5% of the Issuer’s outstanding shares of Common Stock. The Gray Fund obtained the Common Stock, and the reporting persons obtained shared voting and dispositive powers over the Common Stock, on March 31, 2015 (before the Issuer’s registration under the Securities Exchange Act of 1934 (as amended)) became effective on August 22, 2015). No Common Stock has been added since the effective date of such registration. Accordingly, this Schedule 13G is being filed within 45 days after December 31, 2015 (the end of the calendar year in which the class of securities was registered). See Questions 101.01 and 103.01, SEC Q&A re: “Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 3333 Piedmont Road NE, Suite 1250, Atlanta, GA 30305.

Item 2(c).

Citizenship:

Gray Financial is a corporation organized under the laws of the State of Georgia. The Gray Fund GP is a limited liability company organized under the laws of the State of Delaware. Mr. Gray is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Shares”).

Item 2(e).	CUSIP Number: TBD

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);(4)
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);(5)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

(4)	With respect to Gray Financial and Gray Fund GP.

(5)	With respect Mr. Gray.

Item 4.

Ownership:

A. Gray Financial Group, Inc.

(a) Amount beneficially owned:

As of February 12, 2016, Gray Financial may be deemed to have beneficially owned 2,500,000 Common Shares, representing approximately 65.8% of the outstanding Common Shares.

(b) Percent of Class:

65.8%, calculated based on 38,000,100 shares of common stock, $0.01 par value, of Parkview Capital Credit, Inc. (the “Issuer”), outstanding as of December 31, 2015, as reported by the Issuer to Gray Financial. The percentage used herein and in the balance of Item 4 are rounded to the nearest tenth.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

None.

(ii) Shared power to vote or to direct the vote:

2,500,000.

(iii) Sole power to dispose or to direct the disposition of:

None.

(iv) Shared power to dispose or to direct the disposition of:

2,500,000.

B. GrayCo Investment Management II, LLC

(a) Amount beneficially owned:

As of February 12, 2016, the Gray Fund GP may be deemed to have beneficially owned 2,500,000 Common Shares, representing approximately 65.8% of the outstanding Common Shares.

(b) Percent of Class:

65.8%, calculated based on 38,000,100 shares of common stock, $0.01 par value, of Parkview Capital Credit, Inc. (the “Issuer”), outstanding as of December 31, 2015, as reported by the Issuer to Gray Financial. The percentage used herein and in the balance of Item 4 are rounded to the nearest tenth

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

None.

(ii) Shared power to vote or to direct the vote:

2,500,000.

(iii) Sole power to dispose or to direct the disposition of:

None.

(iv) Shared power to dispose or to direct the disposition of:

2,500,000.

C. Laurence O. Gray

(a) Amount beneficially owned:

As of February 12, 2016, Mr. Gray may be deemed to have beneficially owned 2,500,000 Common Shares, representing approximately 65.8% of the outstanding Common Shares.

(b) Percent of Class:

65.8%, calculated based on 38,000,100 shares of common stock, $0.01 par value, of Parkview Capital Credit, Inc. (the “Issuer”), outstanding as of December 31, 2015, as reported by the Issuer to Gray Financial. The percentage used herein and in the balance of Item 4 are rounded to the nearest tenth.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

None.

(ii) Shared power to vote or to direct the vote:

2,500,000.

(iii) Sole power to dispose or to direct the disposition of:

None.

(iv) Shared power to dispose or to direct the disposition of:

2,500,000.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Gray Financial, in its capacity as the investment adviser to the Gray Fund, has the power to direct the investment activities of the Gray Fund. The Gray Fund GP, in its capacity as the general partner to the Gray Fund, has the power to direct the investment activities of the Gray Fund. Mr. Gray is the controlling principal of Gray Financial and the Gray Fund GP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

GRAY FINANCIAL GROUP, INC.

By:	/s/ Laurence O. Gray

Name:	Laurence O. Gray

Title:	Controlling Principal

GRAYCO INVESTMENT MANAGEMENT II, LLC

By:	/s/ Laurence O. Gray

Name:	Laurence O. Gray

Title:	Controlling Principal

LAURENCE O. GRAY

By:	/s/ Laurence O. Gray

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Parkview Capital Credit, Inc., a Delaware corporation, and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: February 12, 2016

GRAY FINANCIAL GROUP, INC.

By:	/s/ Laurence O. Gray

Name:	Laurence O. Gray

Title:	Controlling Principal

GRAYCO INVESTMENT MANAGEMENT II, LLC

By:	/s/ Laurence O. Gray

Name:	Laurence O. Gray

Title:	Controlling Principal

LAURENCE O. GRAY

By:	/s/ Laurence O. Gray